Center Bancorp, Inc.
2455 Morris Avenue
Union, New Jersey 07083

May 16, 2006

Ms. Amanda B. Roberts
Staff Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Center Bancorp, Inc.
Item 4.01 Form 8K
Filed May 11, 2006
File No. 000-11486

Dear Ms. Roberts:

Center Bancorp, Inc. (the “Company”) is in receipt of your letter to the Company dated May 12, 2006. The Company has set forth below the SEC comment verbatim, followed by the Company’s response.

Item 4.01 Form 8-K filed May 11, 2006

SEC Comment #1. We note you have disclosed a material weakness in internal control as of December 31, 2005, as a reportable event. However, it is not apparent (1) whether an audit committee or board of directors discussed the reportable event with the former accountant, and (2) whether you have authorized your former accountant to fully respond to the inquiries of the successor accountant concerning the reportable event. Please tell us how you have complied with the disclosure requirements of subparts (B) and (C) of Item 304(a)(1)(iv) of Regulation S-K, as prescribed for all reportable events per Item 304(a)(1)(v) of Regulation S-K, or revise your Form 8-K as necessary.

Company Response: We have amended the Current Report on Form 8-K to include the following statements: “The Company’s Audit Committee discussed the above-mentioned material weakness with KPMG. KPMG is authorized by the Company to fully respond to the inquiries of Beard Miller Company LLP concerning the above-mentioned material weakness.”

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please feel free to contact the undersigned at 908-688-9500 or our counsel, Peter Ehrenberg, at 973-597-2350.

Very truly yours,

CENTER BANCORP, INC.

By:	/s/ Anthony C. Weagley
Anthony C. Weagley
Chief Financial Officer

cc: Peter H. Ehrenberg